Exhibit 99.1

Amaya Appoints Brian Kyle as Chief Financial Officer

Montreal, Canada – May 16, 2017 – Amaya Inc. (Nasdaq: AYA; TSX: AYA) today announced the appointment of Brian Kyle as Chief Financial Officer of Amaya, effective June 19, 2017. Mr. Kyle joins Amaya from Pivot Technology Solutions (TSX: PTG) where he was Chief Financial Officer. Mr. Kyle brings with him an extensive background in capital markets, financial and strategic planning, tax, investor relations and risk management.

“Brian will be a great addition to Amaya’s executive team,” said Rafi Ashkenazi, Amaya’s Chief Executive Officer. “He brings a wealth of experience in the capital markets working with technology companies. We expect Brian to take our finance and investor relations functions to the next level and deliver great value to our people, customers and shareholders.”

“It is a tremendous opportunity to join Amaya at such an exciting time in its evolution,” said Mr. Kyle. “I’m looking forward to getting to work and helping the Amaya team navigate the future.”

Mr. Kyle brings more than 25 years of senior financial and strategic planning experience to Amaya with a proven track record of building shareholder value and a strong reputation in the U.S. and Canadian capital markets. Prior to joining Pivot in August 2016, Mr. Kyle was a partner and co-founder of ALSA Capital Ltd, a specialized asset management firm, from August 2014 to August 2016. Prior to ALSA, Mr. Kyle spent five years at TSX-listed DH Corporation, where he was CFO and helped transform the organization into a leading financial technology and software as a service (SAAS) company. At DH, he oversaw six acquisitions, divested five businesses, streamlined its cost base, as well as accessed both the U.S. and Canadian capital markets on numerous occasions for equity and debt offerings. During his tenure, DH’s market capitalization increased by over CDN$2 billion. Prior to this, he held a number of senior financial positions in leading publicly traded technology, consumer product and manufacturing companies, including with Teranet, a provider of integrated land-based information systems and software services, where he oversaw its CDN$1 billion initial public offering on the TSX, as well as its subsequent CDN$1.6 billion sale and privatization transaction. Mr. Kyle has been on a number of advisory boards and is currently a board member of VersaPay Corporation, a TSX-V listed fintech company, and Pivot. Mr. Kyle is a member of the Chartered Professional Accountants of Ontario, holds an MBA from Queen’s University School of Business and has an Honorary Doctorate in Laws from University of Windsor.

Mr. Kyle will be based in Toronto and succeed Daniel Sebag, who has served as Amaya’s Chief Financial Officer since 2007 and will assist Mr. Kyle and Amaya in ensuring an orderly transition of his duties.

About Amaya

Amaya is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. Amaya ultimately owns gaming and related consumer businesses and brands including PokerStars, PokerStars Casino, BetStars, Full Tilt, StarsDraft, and the PokerStars Championship and PokerStars Festival live poker tour brands (incorporating aspects of the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour). These brands have more than 111 million cumulative registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, sponsored live poker competitions, marketing arrangements for branded poker rooms in popular casinos in major cities around the world, and poker programming and content created for television and online audiences. Amaya, through certain of these brands, also offers non-poker gaming products, including casino, sportsbook and daily fantasy sports. Amaya, through certain of its subsidiaries, is licensed or approved to offer, or offers under third party licenses or approvals, its products and services in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, the Americas and elsewhere. In particular, PokerStars is the world’s most licensed online gaming brand, holding licenses or related operating approvals in 17 jurisdictions.

Cautionary Note Regarding Forward Looking Statements and Other Information

This news release contains forward-looking statements and information within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, certain expectations related to the appointment of Mr. Kyle as the new Chief Financial Officer and the future performance of Mr. Kyle and Amaya as a result thereof. Forward-looking statements can, but may not always, be identified by the use of words such as “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “intend”, “could”, “might”, “would”, “should”, “believe”, and similar references to future periods or the negatives of these words and expressions. These statements are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect Amaya, its customers and its industries. Although Amaya and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that actual results will not differ materially from those expressed or implied in forward-looking statements. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Specific risks and uncertainties include, but are not limited to, Amaya’s appointment of Mr. Kyle and expectations related to the future performance of Mr. Kyle and Amaya as a result thereof, and those identified under the heading “Risk Factors and Uncertainties” in Amaya’s Annual Information Form for the year ended December 31, 2016 and “Risk Factors and Uncertainties”, “Limitations of Key Metrics and Other Data” and “Key Metrics” in its Management’s Discussion & Analysis for the three months ended March 31, 2017, each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and Amaya’s website at www.amaya.com, and in other filings that Amaya has made and may make with applicable securities authorities in the future. Investors are cautioned not to put undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date hereof, and Amaya undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

The appointment to the position named above may be subject to gaming or other legal and regulatory approval, in which case the appointment is not effective until such approval is obtained, if at all. Amaya may be making this announcement on behalf of an affiliate or subsidiary and, in such a case, is not the employer of the individual featured in the announcement.

For further information:

For investor relations, please contact: Tim Foran, Tel: +1.416.545.1325, ir@amaya.com;

For media inquiries, please contact: Eric Hollreiser, Press@amaya.com